FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of April 2013

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Press Release, “Dr. Reddy’s appoints GV Prasad as Chairman and Satish Reddy as Vice-Chairman of the Company” , April 1, 2013.	3

(2)	Press Release, “Dr. Reddy’s Announces the Launch of Zoledronic Acid Injection”, April 4, 2013.	4

(3)	Press Release, “Dr. Reddy’s announces the relocation of their North America headquarters and establishment of a R&D Center in Princeton, NJ, USA”, April 9, 2013.	5

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s appoints GV Prasad as Chairman and Satish Reddy as Vice-Chairman of the Company

April 1, 2013, Hyderabad

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced that based on the recommendations of the Nomination, Governance and Compensation Committee, its Board of Directors have appointed GV Prasad, presently Vice-Chairman and CEO as the “Chairman and CEO” and Satish Reddy as “Vice-Chairman” in addition to his present role of Managing Director and COO, effective from 30 March, 2013.

All other terms and conditions of their respective appointments like remuneration, tenure etc., as approved by the shareholders at their General Meetings remains the same.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

For more information, please contact:

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Saunak Savla at saunaks@drreddys.com /+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Announces the Launch of Zoledronic Acid Injection

Hyderabad, India, April 04, 2013

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Zoledronic Acid Injection (5 mg/100 mL), a therapeutic equivalent generic version of Reclast® (zoledronic acid) Injection 5 mg/100 mL in the US market on April 03, 2013, following the approval by the United States Food & Drug Administration (USFDA) of Dr. Reddy’s ANDA for Zoledronic Acid Injection (5 mg/100 mL).

The Reclast® brand had total U.S. sales of approximately $355 million for the most recent twelve months ending February 2013 according to IMS Health*.

Dr. Reddy’s Zoledronic Acid Injection (5 mg/100 mL) is available in a single use vial for Intravenous Infusion.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

Reclast® is a registered trademark of Novartis AG.

*	IMS National Sales Perspectives: Retail and Non-Retail MAT February 2013

For more information, please contact:

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Saunak Savla at saunaks@drreddys.com /+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the relocation of their North America headquarters and establishment of a R&D Center in Princeton, NJ, USA

Hyderabad, India, April 9, 2013

Dr. Reddy’s Laboratories (NYSE: RDY) today announced plans to relocate their North America Headquarters and establish a R&D Center in Princeton, New Jersey. Dr. Reddy’s, represented by Jones Lang LaSalle, has entered into two lease agreements for a 75,500 square foot office facility and a 31,000 square foot office/lab at 107 College Road East and 303 College Road East respectively with National Business Parks.

Dr. Reddy’s anticipates relocation to the office facility at 107 College Road East by the end of the summer of 2013 after the renovations to the facility are completed. The new North America Headquarters will house the Generics, Biologics, PSAI and Proprietary Product businesses as well as the corporate support functions within North America. It is projected to employ 300+ people as the US businesses within Dr. Reddy’s continue to expand in the coming years.

The lab facility located at 303 College Road East will undergo a redesign to accommodate Dr. Reddy’s product development and analytical laboratory requirements. Approximately 20,000 square feet of space will be part of the initial phase of redesign. The lab facility is also expected to be completed by late summer to early fall of 2013 and will employ 35 scientists, chemists and support personal.

Commenting on the move, GV Prasad, Chairman and CEO, Dr. Reddy’s said, “The relocation will allow Dr. Reddy’s to tap into local talent which will be instrumental in our long term growth. This R&D center, along with centers in Cambridge (UK) and Leiden (Netherlands) establishes our presence within some of the leading innovation centers of the world.”

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

For more information, please contact:

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Saunak Savla at saunaks@drreddys.com /+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: May 9, 2013	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary